18001549

Securities and Exchange
FEB 27 2018
RECEIVED

N

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-66448

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Drake Star Securities LLC f/k/a RCG, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 THIRD AVENUE, SUITE 2001
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory Bedrosian 212-508-7111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN CPAs, LLP
(Name – *if individual, state last, first, middle name*)

132 NASSAU ST., SUITE 1023	NEW YORK, NY	NY	10038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GREGORY BEDROSIAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of *Drake Star Securities LLC f/k/a RCG, LLC*, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Doron Mal 2/23/18

SERENE ZHALIAH MANUEL
Notary Public, State of New York
No. 01MA6210749
Qualified in Westchester County
Commission Expires August 31, 2021

Notary Public

Signature

Managing Partner + CEO

Title

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' or Members' Equity or Partners' or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Drake Star Securities LLC
f/k/a RCG, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS	
Cash and cash equivalents	$ 1,972,611
Accounts receivable	208,468
Total assets	$ 2,181,078
LIABILITIES AND MEMBER'S CAPITAL	
Liabilities:	
Accounts payable and accrued expenses	$ 74,920
Due to parent	308,361
Total liabilities	383,281
Commitments and Contingencies (Note 6)	
Member's Equity (Note 4)	1,797,797
Total liabilities and Member's Equity	$ 2,181,078

The accompanying notes are an integral part of this statement.

DRAKE STAR SECURITIES LLC
f/k/a RCG, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 1- Nature of Business

Drake Star Securities LLC (The "Company"), a Limited Liability Company, a wholly owned subsidiary of Drake Star Holding LLC (the "Parent") is a broker/dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides strategic advisory services to technology, communications and media companies. Its primary services are private placement offerings and mergers and acquisitions.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2- Summary of Significant Accounting Policies

a) ***Revenue Recognition***
Revenues and expenses related to advisory fee income are recorded as earned and incurred, respectively. Some contracts require retainer fees which are non-refundable, and which cover most of the services that the Company already has performed or will perform in the immediate future. These fees are recognized when billed.

b) ***Cash and Cash Equivalents***
The Company considers money market funds to be cash. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents. For money market funds, no insurance is provided.

c) ***Income Taxes***
Income taxes are not payable by, or provided for, the Company, since the Company is a Single Member Limited Liability Company. The accompanying financial statements have been adjusted to provide for unincorporated business tax based upon Company income, if applicable.

d) ***Use of Estimates***
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 2- Summary of Significant Accounting Policies (continued)

e) Subsequent Events

The Company has evaluated events and transactions that occurred between December 31, 2017 and February 8, 2018, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Note 3- Related Party

The Company shares employee, office space, administrative and occupancy expenses with the Parent. The Company recognizes its shares of expenses by a formula determined by the Parent. For the year ended December 31, 2017, the Parent allocated approximately $6,875,000 of such expenses to the Company. Parent allocated approximately $4,682,000 of employee compensation, $426,000 for rent, $507,000 for travel and entertainment, $892,000 for professional fees, $260,000 for insurance, and office supplies for $108,000. These amounts are included in the statement of operations.

Note 4- Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2017, the Company's net capital of $1,589,330 was $1,563,765 in excess of its required net capital of $25,565. The Company's net capital ratio was 24.12%.

Note 5- Loans to/from Parent

In 2014, the Company made a non-interesting bearing loan of $206,321 to its Parent for the purpose of securing a lease on office space at 950 Third Avenue. The Parent used the funds to provide the landlord a security deposit on such lease. The loan is to be repaid in full upon the expiration of the loan agreement. The term of the loan is for 5 years with an option to renew for an additional five years.

During 2017, the Company borrowed $514,682 on a short-term non-interesting bearing loan which was fully repaid in January 2018.

Note 6- Commitments and Contingencies

None Noted

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Drake Star Securities LLC f/k/a RCG, LLC
950 Third Avenue – Suite 2001
New York, NY 10022

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Drake Star Securities LLC f/k/a RCG, LLC as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Drake Star Securities LLC f/k/a RCG, LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of Drake Star Securities LLC f/k/a RCG, LLC's management. Our responsibility is to express an opinion on Drake Star Securities LLC f/k/a RCG, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Drake Star Securities LLC f/k/a RCG, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

We have served as Drake Star Securities LLC f/k/a RCG, LLC's auditor since 2008.

New York, NY
January 31, 2018